Exhibit 99.1

PRESS RELEASE

Gerdau acquires Quanex’s steel business in the United States

With Quanex and its steel business MACSTEEL, the Gerdau Group will become the second largest producer of long specialty steel in the world

On 18th November, the Gerdau Group signed a definitive agreement for the acquisition of the MACSTEEL business of Quanex Corporation for US$ 1.458 billion in cash, plus the assumption of debt and certain liabilities. This investment is part of the Gerdau Group’s global growth strategy in the long specialty steel market, the main consumer of which is the automotive industry. The purchase price will be paid for with existing cash.

MACSTEEL, the steel mill operation of Quanex, is the second largest long specialty steel producer in North America, with an annual production capacity of 1.2 million metric tons of steel and 1.1 million metric tons of rolled products. It operates three steel mills, located in Jackson (Michigan), Monroe (Michigan) and Fort Smith (Arkansas), six downstream mills in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. The business includes approximately 1,600 employees.

“With Macsteel, the Gerdau Group strengthens its position as a global special bar quality (SBQ) supplier, with production in Brazil, Spain and the US. This is one more step for Gerdau as an agent of the consolidation of the global steel industry, and also in the specialty steel sector which has the automotive industry as its main consumer,” stated the president and CEO of the Gerdau Group, André Gerdau Johannpeter. With this acquisition, Gerdau Group will be the second largest producer of long specialty steel in the world and will better serve its global customer base.

MACSTEEL will open new growth opportunities in long specialty steel in the US, one of the largest and most traditional auto industry markets in the world. The company produces special bar quality (SBQ) and around 80% of its production is for the automotive industry.

MACSTEEL’s business will be coordinated by the Gerdau Group from Brazil, which is already responsible for long specialty steel plants as the Gerdau Aços Especiais Piratini mill (Brazil) and Sidenor (Spain and Brazil), of which it holds a 40% stake.

Prior to the acquisition, Quanex will spin-off its Building Products business as a stand-alone company called Quanex Building Products. Gerdau will then acquire all of the outstanding shares of common stock of Quanex at a price of US$39.20 per share.

The closing of the transaction will take place immediately after the spin-off and is subject to approval of Quanex’s shareholders, regulatory approvals and other customary closing conditions.

The Board of Directors of Quanex has unanimously approved the transaction and is expected to recommend that the company’s shareholders vote in favor of the offer. The transaction is expected to be completed by the end of the first quarter of 2008.

Citigroup Global Markets Inc. acted as the exclusive financial advisor to the Gerdau Group on this transaction and Simpson Thacher and Bartlett LLP acted as legal advisors for the transaction.

The Gerdau Group

The Gerdau Group is the largest long steel producer in the Americas, and the fourteenth largest steelmaker in the world. It has over 35,000 employees and operates in 13 countries: Argentina, Brazil, Canada, Chile, Colombia, the Dominican Republic, India, Mexico, Peru, Spain, the United States, Uruguay and Venezuela. It has an annual steel production capacity of 23.2 million metric tons and is one of the largest recyclers in the Americas. Gerdau Group companies are listed on the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4 and GOAU3), New York (NYSE: GNA and GGB), Toronto (GNA) and Madrid (Latibex: XGGB).

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Monday, November 19, 2007